Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194135

AMERICAN REALTY CAPITAL NEW YORK CITY REIT, INC.

SUPPLEMENT NO. 6, DATED SEPTEMBER 25, 2014,
TO THE PROSPECTUS, DATED APRIL 24, 2014

This prospectus supplement, or this Supplement No. 6, is part of the prospectus of American Realty Capital New York City REIT, Inc., or the Company, dated April 24, 2014, or the Prospectus, as supplemented by Supplement No. 2, dated August 5, 2014, or Supplement No. 2, Supplement No. 3, dated August 15, 2014, or Supplement No. 3, Supplement No. 4, dated September 10, 2014, or Supplement No. 4, and Supplement No. 5, dated September 15, 2014, or Supplement No. 5. This Supplement No. 6 supplements, modifies, supersedes and replaces certain information contained in our Prospectus, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5 and should be read in conjunction with our Prospectus, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5. This Supplement No. 6 will be delivered with the Prospectus, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 6 is to update our description of real estate investments.

PROSPECTUS UPDATES

Description of Real Estate Investments

The following disclosure is added at the end of the section entitled “Description of Real Estate Investments-The Laurel Condominium,” as included in Supplement No.4.

“200 Riverside Boulevard

On September 24, 2014, we, through a wholly-owned subsidiary, completed the acquisition of the fee simple interest in a commercial garage unit in Trump Place, the condominium building located at 200 Riverside Boulevard in the Upper West Side neighborhood of Manhattan. The seller of the property was 200 Riverside Parking LLC, a subsidiary of Icon Parking Systems. The seller has no material relationship with us, our operating partnership, our sponsor or advisor or any of their respective affiliates.

The property contains approximately 61,475 rentable square feet, which includes 284 parking spaces with three sub-grade levels.

Capitalization

The contract purchase price for the property was $9.0 million, exclusive of closing costs. We funded the purchase price with proceeds from our ongoing initial public offering. We may seek financing for the property after closing from a lender yet to be identified. There is no assurance that we will be able to secure financing on terms that we deem favorable or at all.

Major Tenants/Lease Expiration

The property is currently 100% leased to the seller and 100% subleased by the seller to Hudson River Garage LLC. The term of the seller’s lease is 23 years, commencing in September 2014 and expiring in September 2037. The current annualized cash base rent under the lease is $0.5 million. The lease contains annual rental escalations between 2% and 3% beginning after year three.

The table below sets forth the occupancy rate and average effective annual rent per rentable square foot as of December 31 for each of the last five years:

	2013	2012	2011	2010	2009
Occupancy	100.0%	100.0%	100.0%	100.0%	100.0%
Average effective annual rent per rentable square foot	$10.53	$10.53	$10.53	$9.66	$9.66

Other

We believe the property is suitable and adequate for its uses.

We do not have any scheduled capital improvements.

We intend to adequately insure the property.

The Federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2014 Federal tax return.

The annual real estate taxes payable on the property for the current tax year are expected to be $0.2 million.

We believe that the property is well located, has acceptable roadway access and is well maintained. The property is subject to competition from similar properties within its respective market area and the economic performance of the tenant of the property and its operations could be affected by changes in local economic conditions. We did not consider any other factors material or relevant to the decision to acquire the property, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.”

The section entitled “Description of Real Estate Investments-Potential Property Investments” as included in Supplement No. 4 is hereby deleted.